                                                     Registration No. 33-64195
                                                     Rule 424(b)(5)


           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 31, 1996

                                     [LOGO]

                                  $500,000,000

                              BANC ONE CORPORATION
                    7 5/8% Subordinated Debentures due 2026

Interest payable April 15 and October 15                    Due October 15, 2026

                               ------------------

The 7 5/8% Subordinated Debentures due 2026 (the "Debentures") will be unsecured and subordinated to Senior Indebtedness and General Obligations of BANC ONE
    CORPORATION ("BANC ONE") as described herein. The Debentures may not be redeemed prior to their stated maturity and will not be subject to any sinking fund. The Debentures will rank pari passu with Existing
      Subordinated Indebtedness of BANC ONE, subject to the obligation of the holders of the Debentures to pay over any Excess Proceeds to creditors in respect of General Obligations as described herein.
         Payment of the principal of the Debentures may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of BANC ONE. There is no right of acceleration in the case of a default in the payment
              of principal of, premium, if any, or interest on the
           Debentures or the performance of any covenant of BANC ONE
              in the Subordinated Indenture or in the Debentures.
               See "Subordinated Securities -- Limited Rights of
                  Acceleration" in the Prospectus accompanying
                          this Prospectus Supplement.

 The Debentures will be represented by one or more Global Securities registered in the name of the nominee of The Depository Trust Company ("DTC"). Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. Except as described herein, Debentures in definitive form will not be issued. Settlement for the Debentures will be made in immediately available funds. The Debentures will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures will therefore settle in immediately available funds. So long as the Debentures are represented by the Global Securities, all payments of principal and interest on the Debentures will be made by BANC ONE in immediately available funds. See "Description of the
                Debentures -- Same Day Settlement and Payment."

                               ------------------

THESE SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF
   ANY BANK OR NONBANK SUBSIDIARY OF BANC ONE AND ARE NOT INSURED BY THE
      FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR
                         ANY OTHER GOVERNMENTAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRE-
                SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                               Underwriting
                               Price to       Discounts and      Proceeds to
                               Public(1)       Commissions      BANC ONE(1)(2)
                          ------------------------------------------------------
Per Debenture............       99.191%           .875%            98.316%
Total....................     $495,955,000      $4,375,000       $491,580,000

(1) Plus accrued interest, if any, from October 29, 1996.

(2) Before deduction of expenses payable by BANC ONE estimated at $330,000.

                               ------------------

     The Debentures are offered by the several Underwriters when, as and if issued by BANC ONE, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Debentures in book-entry form will be made through the facilities of DTC on or about October 29, 1996, against payment in immediately available funds.

CS First Boston                                                  Lehman Brothers
                               ------------------

                          Banc One Capital Corporation
                                (Selling Agent)

          The date of this Prospectus Supplement is October 24, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              -------------------

                              RECENT DEVELOPMENTS

1996 THIRD QUARTER RESULTS

     On October 15, 1996, BANC ONE announced results of its operations for the three- and nine-month periods ended September 30, 1996.

                                              FOR THE THREE MONTHS        FOR THE NINE MONTHS ENDED
                                               ENDED SEPTEMBER 30               SEPTEMBER 30
                                            -------------------------     -------------------------
                                               1996           1995           1996           1995
                                            ----------     ----------     ----------     ----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income...........................  $2,005,747     $1,785,958     $5,945,530     $5,262,939
Income before income tax..................     527,587        498,552      1,575,395      1,432,493
Net income................................     355,927        331,017      1,056,736        941,017
Net income per common share...............  $     0.81     $     0.76     $     2.38     $     2.14
Weighted average common shares outstanding
  (000)...................................     434,773        432,891        439,058        434,026

     Operations for the three months ended September 30, 1996 include a pretax $34 million accrual for a special assessment relating to the recapitalization of the Savings Association Insurance Fund ("SAIF"). Also included is $52 million in pretax income due to the recognition of increases in the fair value of venture capital investments. During the quarter, 7.8 million treasury shares were acquired at an aggregate cost of $303 million.

DEPOSIT INSURANCE ASSESSMENTS

     Legislation enacted September 30, 1996 provides for a special assessment on deposits insured by the SAIF. Proceeds from the special assessment will increase the SAIF reserve ratio to 1.25 percent of insured deposits. The enacted legislation also provides for assessments on deposits insured by the SAIF and the Bank Insurance Fund ("BIF") to support future interest payments due to holders of Finance Corporation bonds. While the Federal Deposit Insurance Corporation has not yet issued final regulations regarding this legislation, it is expected that the minimum deposit insurance assessment on SAIF deposits will decline to approximately $0.0644 per $100 of deposits from the current minimum rate of $0.23 per $100 of deposits, and the minimum deposit insurance assessment rate on BIF deposits will increase to $0.0129 per $100 of deposits from the current minimum rate of $0.00 per $100 of deposits. At June 30, 1996, BANC ONE's affiliate banks held approximately $6 billion of deposits insured by the SAIF.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of BANC ONE at June 30, 1996 and as adjusted to give effect to the issuance of the Securities offered hereby.

                                                                           JUNE 30, 1996
                                                                    ---------------------------
                                                                      ACTUAL        AS ADJUSTED
                                                                    -----------     -----------
                                                                      (DOLLARS IN THOUSANDS)
Long-term borrowings: (a)
  BANC ONE CORPORATION:
     7.625% subordinated debentures due 2026 offered hereby.......  $               $   500,000
     7.25% subordinated notes due 2002............................      348,316         348,316
     8.74% subordinated notes due 2003............................      170,000         170,000
     10% subordinated notes due 2010..............................      197,609         197,609
     9.88% subordinated notes due 2009............................      196,327         196,327
     7.00% subordinated notes due 2005............................      298,275         298,275
     7.75% subordinated debentures due 2025.......................      297,071         297,071
  Subsidiary obligations (b):
     Subordinated notes (c).......................................      601,884         601,884
     Bank notes (d)...............................................      769,544         769,544
     Other (e)....................................................      141,775         141,775
                                                                    -----------     -----------
          Total long-term borrowings..............................    3,020,801       3,520,801
                                                                    -----------     -----------
Stockholders' equity:
  Preferred stock, 35,000,000 shares authorized:
     Series C convertible, no par value, 4,811,251 shares issued
      and outstanding.............................................      240,563         240,563
  Common stock, no par value, $5 stated value, 600,000,000 shares
     authorized, 435,651,470 shares issued........................    2,178,257       2,178,257
  Capital in excess of aggregate stated value of common stock.....    4,612,559       4,612,559
  Retained earnings...............................................    1,587,614       1,587,614
  Net unrealized holding gains (losses) on securities available
     for sale, net of tax.........................................      (39,909)        (39,909)
  Treasury stock (1,685,000 shares), at cost......................      (61,652)        (61,652)
                                                                    -----------     -----------
          Total stockholders' equity..............................    8,517,432       8,517,432
                                                                    -----------     -----------
          Total capitalization....................................  $11,538,233     $12,038,233
                                                                    ===========     ===========

---------------

(a) For additional information, refer to Note 8 to the Consolidated Financial Statements contained in BANC ONE's Annual Report on Form 10-K for the year ended December 31, 1995 filed with the Commission, as incorporated herein by reference.

(b) Direct obligations of subsidiaries of BANC ONE which, as such, constitute claims against the subsidiaries prior to BANC ONE's equity therein.

(c) These notes have stated rates ranging from 6.0% to 7.375%. The notes mature between 2002 and 2005.

(d) These notes have stated or variable rates ranging from 5.330% to 7.80% at June 30, 1996. The notes mature between 1996 and 2001.

(e) Due in installments and have various maturities and rates.

     At September 30, 1996, BANC ONE (parent company only) had $1.6 billion of commercial paper outstanding and unused lines of credit aggregating $2.0 billion principally to support commercial paper borrowings. Through September 30, 1996, the highest month end balance of its commercial paper outstanding was $1.6 billion and the average daily balance was $1.1 billion.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table contains selected consolidated financial data for BANC ONE and all majority-owned subsidiaries for the six months ended June 30, 1996 and 1995 and for each of the years in the five-year period ended December 31, 1995. The selected consolidated financial data have been restated for all significant pooling acquisitions, unless otherwise indicated. The summary below should be read in conjunction with the Consolidated Financial Statements of BANC ONE and the related Notes thereto and Management's Discussion and Analysis which are contained in BANC ONE's Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Report on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996 filed with the Commission and are incorporated herein by reference. See "Incorporation of Certain Documents by Reference" herein.

                                       SIX MONTHS
                                     ENDED JUNE 30,                               YEAR ENDED DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1996          1995          1995          1994          1993          1992         1991(B)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income Summary
  Interest income.............  $ 3,939,783   $ 3,476,981   $ 7,100,918   $ 6,448,416   $ 6,056,626   $ 6,242,389   $ 5,830,686
  Interest expense............   (1,546,831)   (1,463,925)   (2,971,468)   (2,248,841)   (1,775,751)   (2,273,826)   (2,914,421)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Net interest income.......    2,392,952     2,013,056     4,129,450     4,199,575     4,280,875     3,968,563     2,916,265
  Provision for credit
    losses....................     (333,575)     (159,082)     (457,499)     (242,269)     (388,261)     (630,731)     (611,851)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Net interest income after
    provision for credit
    losses....................    2,059,377     1,853,974     3,671,951     3,957,306     3,892,614     3,337,832     2,304,414
  Non-interest income.........    1,035,889       905,892     1,869,970     1,329,525     1,490,504     1,498,268     1,393,203
  Non-interest expense........   (2,047,458)   (1,825,925)   (3,631,639)   (3,767,979)   (3,612,406)   (3,494,851)   (2,768,670)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Income before income taxes
    and cumulative effect of
    accounting change.........    1,047,808       933,941     1,910,282     1,518,852     1,770,712     1,341,249       928,947
  Income taxes................     (346,999)     (323,941)     (632,419)     (513,743)     (598,609)     (419,022)     (225,561)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Income before cumulative
    effect of accounting
    change....................      700,809       610,000     1,277,863     1,005,109     1,172,103       922,227       703,386
  Cumulative effect of
    accounting change(c)......                                                               19,391
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Net income..................  $   700,809   $   610,000   $ 1,277,863   $ 1,005,109   $ 1,191,494   $   922,227   $   703,386
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Period Ending Balances
  Net loans and leases........  $69,601,530   $62,443,417   $64,390,657   $61,095,732   $56,553,121   $50,082,346   $46,596,524
  Earning assets..............   86,739,575    77,272,093    80,553,363    79,787,742    75,822,665    71,730,405    69,055,529
  Total assets................   97,051,060    86,783,317    90,453,963    88,922,586    84,834,656    81,304,864    78,178,604
  Deposits....................   70,954,090    65,612,859    67,320,150    68,090,054    65,022,400    65,515,822    64,540,375
  Borrowed funds:
    Short-term................   12,151,457     9,552,479     9,777,200     9,621,769     9,057,200     6,390,631     5,348,054
    Long-term.................    3,020,801     2,087,954     2,720,373     1,866,448     1,805,272     1,396,797       983,077
        Total stockholders'
          equity..............    8,517,432     7,839,071     8,197,478     7,564,860     7,433,170     6,594,813     5,879,957
Selected Financial
  Ratios(d)(e) Return on
  assets......................         1.48%         1.42%         1.47%         1.15%         1.50%         1.20%         1.10%
  Return on common
    stockholders' equity......        16.87         16.47         16.77         13.35         17.58         15.14         13.53
  Net interest margin(f)......         5.66          5.32          5.37          5.48          6.19          5.91          5.31
  Efficiency Ratio(g).........        59.56         61.90         60.02         64.10         61.80         63.10         63.40
  Net loans and leases to
    deposits..................        97.74         92.91         95.20         90.07         82.86         77.09         77.98
  Common stockholders' equity
    to assets.................         8.64          8.50          8.64          8.50          8.40          7.74          7.95
  Net charge-offs to loans and
    leases....................         0.89          0.52          0.65          0.53          0.73          1.20          1.40
  Ending allowance to loans
    and leases................         1.45          1.41          1.44          1.45          1.68          1.85          1.86
  Nonperforming assets(h):
    Ending total..............  $   458,205   $   430,812   $   429,778   $   465,674   $   643,158   $   900,434   $ 1,177,203
    Ending percent of loans
      and leases..............         0.65%         0.68%         0.66%         0.75%         1.12%         1.75%         2.41%
Accruing loans delinquent 90
  or more days (not included
  in nonperforming):
  Ending total................  $   280,291   $   186,703   $   254,417   $   173,456   $   207,816   $   211,832   $   296,309
  Ending percent of loans and
    leases....................         0.40%         0.29%         0.39%         0.28%         0.36%         0.41%         0.61%
Capital Ratios(i)
  Tier 1 ratio................         9.52%        10.36%        10.05%         9.93%        10.51%        10.10%         9.40%
  Total capital ratio.........        13.23         13.76         14.05         13.33         14.19         13.53         12.28
  Leverage ratio..............         8.43          8.72          8.87          8.28          8.66          8.22          7.87

---------------
(a) The six months results are unaudited. However, in the opinion of management they contain the adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position and results of operations.
(b) Bank One, Texas, N.A. is accounted for on the equity basis prior to October 1, 1991.
(c) In 1993, BANC ONE adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."
(d) Unless otherwise indicated, all ratios have been calculated based upon average daily balances.
(e) Quarterly ratios presented on an annualized basis.
(f) Fully taxable equivalent basis.
(g) Non-interest expense divided by net interest income plus non-interest income excluding securities transactions.
(h) Nonperforming assets include loans on nonaccrual status, renegotiated loans and other real estate owned.

(i) Capital ratios have not been restated for acquisitions. Amounts are as originally reported and have been calculated based upon ending balances.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                        SIX MONTHS         YEARS ENDED DECEMBER 31
                                                           ENDED       --------------------------------
                                                       JUNE 30, 1996   1995   1994   1993   1992   1991
                                                       -------------   ----   ----   ----   ----   ----
Excluding interest on deposits.......................       3.48x      3.59x  3.40x  6.08x  5.17x  3.21x
Including interest on deposits.......................       1.66       1.63   1.66   1.97   1.58   1.31

     Earnings are comprised of income before income taxes, change in accounting principle and equity in earnings of Bank One, Texas, N.A., plus fixed charges. Fixed charges include interest expense (including the interest factor of capitalized leases, capitalized interest and amortization of deferred debt expense) plus the portion of rental payments under operating leases deemed to be interest. Results of Bank One, Texas, N.A. are consolidated beginning October 1, 1991.

                                USE OF PROCEEDS

     BANC ONE intends to use the net proceeds from the sale of the Debentures offered hereby to reduce commercial paper outstanding in an amount to be determined and for other general corporate purposes as described under "Use of Proceeds" in the accompanying Prospectus. At September 30, 1996, BANC ONE (parent company only) had $1.6 billion of commercial paper outstanding with an average interest rate of 5.4% and an average maturity of 28 days. The proceeds from the issuance of the commercial paper was primarily used to fund earning assets for nonbank affiliates and to purchase approximately 27 million shares of BANC ONE common stock for an aggregate amount of $1.1 billion.

                           DESCRIPTION OF DEBENTURES

     The following description of the particular terms of the Debentures offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debentures set forth in the accompanying Prospectus under "Description of Debt Securities" and "Subordinated Securities", to which description reference is hereby made. The accompanying Prospectus sets forth the meaning of certain capitalized terms used herein and not otherwise defined herein.

     The Debentures are a series of Subordinated Securities described in the accompanying Prospectus and will be limited to $500,000,000 aggregate principal amount and will mature on October 15, 2026. Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Debentures and of the Subordinated Indenture under which the Debentures are issued.

     The Debentures will bear interest at the rate of 7 5/8% per annum from October 29, 1996, payable semiannually in arrears on April 15 and October 15 of each year, commencing April 15, 1997, to the persons in whose names the Debentures (or any predecessor Debentures) are registered at the close of business on the preceding April 1 or October 1, as the case may be. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     The Debentures may not be redeemed prior to their stated maturity and will not be subject to any sinking fund.

     The Debentures are to be issued under the Indenture dated as of July 1, 1995 (the "Subordinated Indenture") between BANC ONE and Citibank, N.A., as trustee (the "Trustee"). As of September 30, 1996, $600 million aggregate principal amount of subordinated long-term debt was issued and outstanding as additional series of Securities under the Subordinated Indenture. The Trustee is the trustee for such additional series.

SUBORDINATION

     The Debentures will be unsecured and will be subordinated and junior in right of payment to BANC ONE's obligations to the holders of Senior Indebtedness and General Obligations of BANC ONE as described under "Subordinated Securities" in the Prospectus. At September 30, 1996, the aggregate amount of Senior Indebtedness and General Obligations of BANC ONE was approximately $1,850 million. Of this amount, $227 million represents certain amounts due to affiliates and guarantees of certain affiliates' debt. The Subordinated Indenture does not prohibit or limit the incurrence of additional Senior Indebtedness or General Obligations by BANC ONE.

LIMITED RIGHT OF ACCELERATION

     Payment of principal of the Debentures may be accelerated only in the case of the bankruptcy, insolvency or reorganization of BANC ONE. There is no right of acceleration in the case of a default in the payment of principal of, premium, if any or interest on the Debentures or in the performance of any other covenant of BANC ONE in the Subordinated Indenture or in the Debentures. See "Subordinated Securities -- Limited Rights of Acceleration" in the Prospectus.

DELIVERY AND FORM

     The Debentures initially will be represented by one or more global securities ("Global Securities") deposited with The Depository Trust Company ("DTC") and registered in the name of the nominee of DTC, except as set forth below. The Debentures will be available for purchase in denominations of $1,000 and integral multiples thereof, in book-entry form only. Unless and until certificated Debentures are issued under the limited circumstances described below, no beneficial owner of a Debenture shall be entitled to receive a definitive certificate representing a Debenture. So long as DTC or any successor depositary (collectively, the "Depositary") or its nominee is the registered holder of the Global Securities, the Depositary, or such nominee, as the case may be, will be considered to be the sole owner or holder of the Debentures for all purposes of the Subordinated Indenture.

BOOK-ENTRY SYSTEM

     DTC has advised BANC ONE that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (the "Participants") and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations (including the Underwriters). Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (the "Indirect Participants"). Beneficial owners of the Debentures that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, the Debentures may do so only through Participants and Indirect Participants.

     Payments with respect to the Global Securities will be made by the Paying Agent to DTC or any successor depositary, or its nominee. BANC ONE expects that any such Depositary, or its nominee, upon receipt of any payment of principal of or interest on the Global Securities will credit the amounts of its Participants with payments in amounts proportionate to such Participants' ownership interest in the Global Securities. Beneficial owners of the Debentures, directly or indirectly, will receive distributions of principal and interest in proportion to their beneficial ownership through the Participants. Consequently, any payments to beneficial owners of the Debentures will be subject to the terms, conditions and time of payment required by the Depositary, the Participants and Indirect Participants, as applicable. BANC ONE expects that such payments will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such Participants and Indirect Participants. Neither BANC ONE, the Trustee for the Debentures, any Paying Agent nor the Note Registrar for the Debentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Debentures or for maintaining, supervising or reviewing any record relating to such beneficial ownership interests.

     Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among Participants on whose behalf it acts with respect to the Debentures and is required to receive and transmit distributions of principal and interest on the Debentures. Participants and Indirect Participants with which beneficial owners of the Debentures have accounts similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective beneficial owners of the Debentures. Accordingly, although beneficial owners of the Debentures will not possess certificated Debentures, beneficial owners will receive payments and will be able to transfer their interests.

     Since it is anticipated that the only holder of the Debentures will be the Depositary or its nominee, beneficial owners of the Debentures will not be recognized as holders of the Debentures under the Subordinated Indenture unless certificated definitive Debentures are issued. So long as the Debentures are represented by the Global Securities, beneficial owners of the Debentures will only be permitted to exercise the rights of holders of Debentures indirectly through the Participants who in turn will exercise such rights through the Depositary.

     If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by BANC ONE within 90 days, BANC ONE will issue individual Debentures in definitive form in exchange for the Global Securities representing the Debentures. In addition, BANC ONE may at any time and in its sole discretion determine not to have the Debentures represented by Global Securities and, in such event, will issue individual Debentures in definitive form in exchange for the Global Securities representing the Debentures. In either instance, BANC ONE will issue Debentures in definitive form equal in aggregate principal amount to the Global Securities, in such names and in such principal amounts as the Depositary shall request. Debentures so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only without coupons.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Debentures will be made by the Underwriters in immediately available funds. So long as the Debentures are represented by the Global Securities, all payments of principal and interest will be made by BANC ONE in immediately available funds.

     Secondary trading in notes and debentures of corporate issuers is generally settled in clearinghouse (next-day) funds. In contrast, the Debentures will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures will therefore settle in immediately available funds. No assurance can be given as to the effect, if any, of settlements in immediately available funds on trading activity in the Debentures.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated October 24, 1996 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters") have severally but not jointly agreed to purchase from BANC ONE the following respective principal amounts of the Debentures:

                                                               PRINCIPAL AMOUNT
                        UNDERWRITERS                            OF DEBENTURES
-------------------------------------------------------------  ----------------
CS First Boston Corporation..................................    $250,000,000
Lehman Brothers Inc..........................................     250,000,000
                                                                 ------------
          Total..............................................    $500,000,000
                                                                 ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Debentures if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitment of a non-defaulting Underwriter may be increased or the Underwriting Agreement may be terminated.

     BANC ONE has been advised by the Underwriters that the Underwriters propose to offer the Debentures to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of .50% of the principal amount per Debenture, and the Underwriters and such dealers may allow a discount of .25% of such principal amount per Debenture on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.

     The Debentures are a new issue of securities with no established trading market. BANC ONE does not intend to apply for listing of the Debentures on a national securities exchange. The Underwriters have advised BANC ONE that they intend to act as a market maker for the Debentures. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

     BANC ONE has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Underwriters and certain of their affiliates and associates may be customers of, have borrowing relationships with, engage in transactions with, and/or perform services, including investment banking services, for, BANC ONE and its subsidiaries in the ordinary course of business.

     Banc One Capital Corporation, an affiliate of BANC ONE, will act as a selling agent in connection with the sale of the Debentures to the extent permitted by applicable law. The participation of Banc One Capital Corporation in the offer and sale of the Debentures will comply with Schedule E of the By-laws of the National Association of Securities Dealers, Inc. regarding the offer and sale of securities of an affiliate.

                                    EXPERTS

     The consolidated financial statements of BANC ONE and its subsidiaries, included in the Annual Report on Form 10-K of BANC ONE for the fiscal year ended December 31, 1995 have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report dated February 21, 1996 accompanying such financial statements, and are incorporated herein by reference in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Debentures in Canada is being made only on a private placement basis exempt from the requirement that BANC ONE prepare and file a prospectus with the securities regulatory authorities in each province where trades of Debentures are effected. Accordingly, any resale of the Debentures in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Debentures.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Debentures in Canada who receives a purchase confirmation will be deemed to represent to BANC ONE and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Debentures without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

     The securities being offered are those of a foreign issuer, and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under civil liability provisions of the U.S. federal securities law.

     All of the issuer's directors and officers as well as the experts named in the accompanying Prospectus may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Debentures to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Debentures acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from BANC ONE. Only one such report must be filed in respect of Debentures acquired on the same date and under the same prospectus exemption.

                      [THIS PAGE LEFT INTENTIONALLY BLANK]

PROSPECTUS
                                    [LOGO]
                              BANC ONE CORPORATION
                                Debt Securities

     BANC ONE CORPORATION ("BANC ONE") may issue from time to time, together or separately, in one or more series, its unsecured debt securities ("Debt Securities"), which may be either senior (the "Senior Securities") or subordinated (the "Subordinated Securities") in priority of payment, in amounts, at prices and on terms to be determined at the time of the offering.

     BANC ONE may issue Debt Securities for proceeds up to an aggregate of $1,000,000,000, or the equivalent thereof if any of the Debt Securities are denominated in a foreign currency or a foreign currency unit, including the European Currency Unit ("ECU"). The Debt Securities of each series will be offered on terms determined at the time of sale. The Debt Securities may be sold for U.S. dollars, foreign currencies or foreign currency units, and the principal of, and any interest on, the Debt Securities may be payable in U.S. dollars, foreign currencies or foreign currency units.

     The Senior Securities will rank equally with all other unsubordinated and unsecured indebtedness of BANC ONE. The Subordinated Securities will be unsecured and subordinated as described under "Subordinated Securities".

     Unless otherwise specified in the Prospectus Supplement relating to Subordinated Securities, payment of the principal of Subordinated Securities may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of BANC ONE, and no right of acceleration will exist in the case of default in the payment of principal of, premium, if any, or interest on the Subordinated Securities or in the performance of any other covenant.

     When a particular series of Debt Securities, in respect of which this Prospectus is being delivered, is offered, a supplement to this Prospectus (the "Prospectus Supplement") setting forth certain terms of the offered Debt Securities will be delivered together with this Prospectus. The applicable Prospectus Supplement, among other things and where applicable, will include the specific designation, priority, aggregate principal amount, currency or currency unit, rate (or method of calculation) and time of payment of any interest, authorized denominations, maturity, offering price, place or places of payment, redemption terms, terms of any repayment at the option of the holder, special provisions relating to Debt Securities in bearer form, terms for sinking fund payments, provisions regarding original issue discount securities and other terms of such Debt Securities.

     The Prospectus Supplement will also contain information, where applicable, about certain U.S. federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities covered by the Prospectus Supplement.
                                                                     (Continued)

THESE SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS
     OF ANY BANK OR NONBANK SUBSIDIARY OF BANC ONE AND ARE NOT INSURED
        BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK
             INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                The date of this Prospectus is January 31, 1996.

     The Debt Securities may be sold by BANC ONE directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. If any agent of BANC ONE, or any underwriter, is involved in the sale of the Debt Securities, the name of such agent or underwriter, the principal or stated amount to be purchased by it, any applicable commissions or discounts and the net proceeds to BANC ONE from such sale will be set forth in, or may be calculated from, the Prospectus Supplement. BANC ONE may also issue contracts under which the counterparty may be required to purchase Debt Securities. Such contracts would be issued with the Debt Securities in amounts, at prices and on terms to be set forth in the applicable Prospectus Supplement. The aggregate net proceeds to BANC ONE from the sale of all the Debt Securities will be the public offering or purchase price of the Debt Securities sold less the aggregate of such commissions and discounts and other expenses of issuance and distribution. See "Plan of Distribution".

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANC ONE OR BY ANOTHER PERSON. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                             AVAILABLE INFORMATION

     BANC ONE is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Information, as of particular dates, concerning directors and executive officers, their compensation, options granted to them, the principal holders of securities of BANC ONE and any material interest of such persons in transactions with BANC ONE is disclosed in proxy statements distributed to stockholders of BANC ONE and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center (13th Floor), New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such reports, proxy statements and other material concerning BANC ONE can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York.

     BANC ONE has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities being offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to BANC ONE and the Debt Securities, reference is made to the Registration Statement, including the exhibits thereto. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part of it may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by BANC ONE with the Commission pursuant to Section 13 of the Exchange Act are incorporated herein by reference:

          (i) BANC ONE's Annual Report on Form 10-K for the year ended December 31, 1994 (as amended by Form 10-K/A filed April 4, 1995 and Form 10-K/A filed June 29, 1995);

          (ii) BANC ONE's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995; and

          (iii) BANC ONE's Current Reports on Form 8-K dated July 19, 1995 and July 24, 1995.

     All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     ANY PERSON RECEIVING A COPY OF THIS PROSPECTUS MAY OBTAIN WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, EXCEPT FOR THE EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUESTS SHOULD BE ADDRESSED TO BANC ONE CORPORATION, 100 EAST BROAD STREET, COLUMBUS, OHIO 43271-0251, ATTENTION: JACQUELINE R. SPAK, (614) 248-1280.

                              BANC ONE CORPORATION

     BANC ONE is a multi-bank holding company that, at September 30, 1995, had a total of 62 bank subsidiaries (the "affiliate banks") in Arizona, Colorado, Illinois, Indiana, Kentucky, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin. At September 30, 1995, BANC ONE had consolidated total assets of $88.4 billion, consolidated total deposits of $66.3 billion and consolidated total stockholders' equity of $8.0 billion (9.0% of its consolidated total assets). At September 30, 1995, BANC ONE ranked 8th among the nation's publicly owned bank holding companies in terms of consolidated average total assets and 6th in terms of consolidated average common equity. BANC ONE's 1994 consolidated net income of $1.01 billion ranked 7th among the nation's publicly owned bank holding companies.

     At December 31, 1994 BANC ONE's affiliate banks held the largest statewide share of total bank deposits in Arizona and Kentucky, the second largest share of such deposits in Indiana, Ohio and West Virginia, and the third largest share of such deposits in Colorado, Wisconsin and Texas. BANC ONE has smaller statewide market shares in the other states in which BANC ONE operates banks. At September 30, 1995, except for Bank One Texas, N.A., no single BANC ONE affiliate bank accounted for more than 20% of BANC ONE's consolidated total assets. BANC ONE also operates additional corporations that engage in data processing, venture capital, investment and merchant banking, trust, brokerage, investment management, equipment leasing, mortgage banking, credit card, consumer finance and insurance.

     Since its formation in 1968, BANC ONE has acquired over 100 banking institutions and the number of banking offices of its affiliate banks has increased from 24 to over 1,400. BANC ONE continues to explore opportunities to acquire banks and nonbank companies permitted by the Bank Holding Company Act. Discussions are continually being carried on relating to such acquisitions. It is not presently known whether, or on what terms, such discussions will result in further acquisitions. Such acquisitions may be pending, from time to time, during the time that the Debt Securities are being offered. BANC ONE's acquisition strategy is flexible in that it does not require BANC ONE to effect specific acquisitions so as to enter certain markets or to attain specified growth levels. Rather than being market driven or size motivated, BANC ONE's acquisition strategy reflects BANC ONE's willingness to consider potential acquisitions wherever and whenever such opportunities arise based on the then-existing market conditions and other circumstances. Banks to be acquired must be of sufficient size to support and justify having management of a caliber capable of making lending and other management decisions at the local level under BANC ONE's operating philosophy. BANC ONE also is willing from time to time to acquire a smaller bank when it can be acquired through a reorganization into an existing affiliate. BANC ONE's interest in the acquisition of nonbank companies has been limited to bank-related services with which BANC ONE already has familiarity. BANC ONE's acquisitions may be made by the exchange of stock, through cash purchases and with other consideration.

     BANC ONE is a legal entity separate and distinct from its affiliate banks and its nonbanking subsidiaries (collectively, the "affiliates"). Accordingly, the right of BANC ONE, and thus the right of BANC ONE's creditors and shareholders, to participate in any distribution of the assets or earnings of any affiliate is necessarily subject to the prior claims of creditors of the affiliate except to the extent that claims of BANC ONE in its capacity as a creditor may be recognized. The principal sources of BANC ONE's revenues are dividends and fees from its affiliates. See "Regulatory Matters" for a discussion of the restrictions on the affiliate banks' ability to pay dividends to BANC ONE.

     BANC ONE is incorporated in Ohio and has functioned as a multi-bank holding company since 1968. Its executive offices are located at 100 East Broad Street, Columbus, Ohio 43271, and its telephone number is (614) 248-5944.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                      NINE MONTHS           YEARS ENDED DECEMBER 31,
                                                         ENDED          --------------------------------
                                                   SEPTEMBER 30, 1995   1994   1993   1992   1991   1990
                                                   ------------------   ----   ----   ----   ----   ----
Excluding interest on deposits.....................        3.66x        3.40x  6.08x  5.17x  3.21x  2.55x
Including interest on deposits.....................        1.64         1.66   1.97   1.58   1.31   1.23

     Earnings are comprised of income before income taxes, change in accounting principle and equity in earnings of Bank One, Texas, N.A., plus fixed charges. Fixed charges include interest expense (including the interest factor of capitalized leases, capitalized interest and amortization of deferred debt expense) plus the portion of rental payments under operating leases deemed to be interest. Results of Bank One, Texas, N.A. are consolidated beginning October 1, 1991.

                                USE OF PROCEEDS

     BANC ONE currently intends to use the net proceeds from the sale of any Debt Securities for general corporate purposes, which may include the reduction of short-term indebtedness, investments at the holding company level, investments in or extensions of credit to its affiliates and other banks and companies engaged in other financial service activities, possible acquisitions and such other purposes as may be stated in any Prospectus Supplement. Pending such use, the net proceeds may be temporarily invested. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of BANC ONE and its affiliates and the availability of other funds. Except as may be described in any Prospectus Supplement, specific allocations of the proceeds to such purposes will not have been made at the date of such Prospectus Supplement. Based upon the historical and anticipated future growth of BANC ONE and the financial needs of its affiliates, BANC ONE may engage in additional financings of a character and amount to be determined as the need arises.

                               REGULATORY MATTERS

GENERAL

     BANC ONE is subject to the supervision of, and to regular inspection by, the Board of Governors of the Federal Reserve System (the "Federal Reserve"). BANC ONE's principal affiliate banks are organized as national banking associations, which are subject to regulation and regular inspection by the Office of the Comptroller of the Currency ("OCC"). In addition, various state authorities regulate and inspect BANC ONE's state affiliate banks, and all of BANC ONE's affiliate banks are subject to regulation in some degree by the Federal Reserve and the Federal Deposit Insurance Corporation (the "FDIC").

     In addition to banking laws, regulations and regulatory agencies, BANC ONE and its affiliates are subject to various other laws, regulations and regulatory agencies, all of which directly or indirectly affect BANC ONE's operations, management and ability to make distributions. For example, BANC ONE's affiliate banks also are affected by the fiscal and monetary policies of the federal government and its agencies, including the Federal Reserve. An important purpose of these fiscal and monetary policies is to curb inflation and limit recessions through control of the supply of money and credit. The Federal Reserve uses its powers to regulate reserve requirements of its member banks, to set the discount rate on extensions of credit to insured depository institutions and to conduct open market operations in United States government securities so as to exercise control over the supply of money and credit. These policies directly affect the amount of, and the interest rates on, bank loans and deposits, and this materially affects bank earnings. Future policies of the Federal Reserve and other authorities and their effect on future bank earnings cannot be predicted. Similarly, future changes in state and federal laws and wage, price and other economic restraints of the federal government and their effect on future bank earnings cannot be predicted.

     The following discussion summarizes certain aspects of those laws and regulations that affect BANC ONE. Proposals to change the laws and regulations governing the banking industry are frequently raised in

Congress, in the state legislatures and by the various bank regulatory agencies. The likelihood and timing of any legislative or regulatory changes and the impact such changes might have on BANC ONE and its affiliates are difficult to determine.

HOLDING COMPANY STRUCTURE

     BANC ONE is a legal entity separate and distinct from its affiliates. The principal sources of BANC ONE's revenues are dividends and fees from its affiliates. However, the right of BANC ONE, and thus the rights of BANC ONE's creditors and shareholders, to participate in any distribution of the assets or earnings of any affiliate is necessarily subject to regulatory restrictions on such distributions and to the prior claims of creditors of such affiliate, except to the extent that claims of BANC ONE in its capacity as a creditor may be recognized.

     BANC ONE's affiliate banks are subject to restrictions under federal law which limit the transfer of funds by the affiliate banks to BANC ONE and its nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases. Such transfers by any affiliate bank to BANC ONE or any nonbanking subsidiary are limited in amount to 10% of the bank's capital and surplus and, with respect to the Corporation and all such nonbanking subsidiaries, to an aggregate of 20% of such bank's capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specified amounts.

     The Federal Reserve has a policy to the effect that a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to maintain resources adequate to support each such subsidiary bank. This support may be required at times when BANC ONE may not have the resources to provide it. Any capital loans by BANC ONE to any of the affiliate banks are subordinate in right of payment to deposits and to certain other indebtedness of such affiliate bank. In addition, in the event of a bank holding company's bankruptcy any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     A depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance.

     Federal law (12 U.S.C. Section 55) permits the OCC to order the pro rata assessment of shareholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. This statute also provides for the enforcement of any such pro rata assessment of shareholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock of any assessed shareholder failing to pay the assessment. Similarly, the laws of certain states provide for such assessment and sale with respect to banks chartered by such states. BANC ONE, as the sole shareholder of its affiliate national banks, is subject to such provisions.

CAPITAL REQUIREMENTS

     BANC ONE is subject to capital ratios, requirements and guidelines imposed by the Federal Reserve, which are substantially similar to the ratios, requirements and guidelines imposed by the Federal Reserve, the OCC and the FDIC on the banks within their respective jurisdictions. These capital requirements establish higher capital standards for banks and bank holding companies that assume greater credit risks. For this purpose, a bank's or holding company's assets and certain specified off-balance sheet commitments are assigned to four risk categories, each weighted differently based on the level of credit risk that is ascribed to such assets or commitments. A bank's or holding company's capital, in turn, is divided into two tiers: core ("Tier 1") capital, which includes common equity, non-cumulative perpetual preferred stock and related surplus (excluding auction rate issues), and minority interests in equity accounts of consolidated subsidiaries, less goodwill, certain identifiable intangible assets and certain other assets; and supplementary ("Tier 2") capital, which includes, among other items, perpetual preferred stock not meeting the Tier 1 definition, mandatory convertible securities, subordinated debt and allowances for loan and lease losses, subject to certain limitations, less certain required deductions.

     BANC ONE, like other bank holding companies, currently is required to maintain Tier 1 and total capital (the sum of Tier 1 and Tier 2 capital) equal to at least 4% and 8% of its total risk-weighted assets, respectively. At September 30, 1995 BANC ONE met both requirements, with Tier 1 and total capital equal to 10.11% and 14.17% of its total risk-weighted assets, respectively.

     The Federal Reserve also requires bank holding companies to maintain a minimum "leverage ratio" (Tier 1 capital to adjusted total assets) of 3%, if the holding company has the highest regulatory rating and meets certain other requirements, or of 3% plus an additional cushion of at least 100 to 200 basis points if the holding company does not meet these requirements. At September 30, 1995 BANC ONE's leverage ratio was 8.88%.

     The Federal Reserve may set capital requirements higher than the minimums noted above for holding companies whose circumstances warrant it. For example, holding companies experiencing or anticipating significant growth may be expected to maintain capital ratios including tangible capital positions well above the minimum levels. The Federal Reserve has not, however, imposed any such special capital requirement on BANC ONE.

     On September 14, 1993, the Federal Reserve, the FDIC and the OCC issued a joint notice of proposed rulemaking, soliciting comments on a proposal to revise their risk-based capital standards to take account of interest rate risk. The notices propose alternative approaches for determining the additional amount of capital, if any, that may be required to compensate for interest rate risk. The first approach would reduce a depository institution's risk-based capital ratio by an amount based on its measured exposure to interest rate risk in excess of a specified threshold. The second approach would assess the need for additional capital on a case-by-case basis, considering both the level of measured exposure and qualitative risk factors. BANC ONE cannot assess at this point the impact, if any, that such proposals would have on its capital ratios.

DIVIDEND RESTRICTIONS

     Various federal and state statutory provisions limit the amount of dividends BANC ONE's affiliate banks can pay to BANC ONE without regulatory approval. The approval of the appropriate bank regulator is required for any dividend by a national bank or by a state-chartered bank that is a member of the Federal Reserve System (a "state member bank") if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by regulatory agencies, for such year combined with its retained net profits for the preceding two years. In addition, a national bank or a state member bank may not pay a dividend in an amount greater than its net profits then on hand. At December 31, 1994, total stockholders' equity of the affiliate banks approximated $7.2 billion, of which $1.4 billion was available for payment of dividends to BANC ONE without approval by the applicable regulatory authority.

     In addition, federal bank regulatory authorities have authority to prohibit the affiliate banks from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the bank in question, could be deemed to constitute such an unsafe or unsound practice. The ability of BANC ONE's affiliate banks to pay dividends in the future is presently, and could be further, influenced by bank regulatory policies and capital guidelines.

FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") significantly expanded the regulatory and enforcement powers of federal banking regulators, in particular the FDIC, and has important consequences for BANC ONE, its affiliate banks and other depository institutions located in the United States.

     A major feature of FDICIA is the comprehensive directions it gives to federal banking regulators to promptly direct or require the correction of problems at inadequately capitalized banks in the manner that is least costly to the federal deposit insurance funds. The degree of corrective regulatory involvement in the operations and management of banks and their holding companies is, under FDICIA, largely determined by the actual or anticipated capital positions of the subject institution.

     FDICIA established five tiers of capital measurement for regulatory purposes ranging from "well capitalized" to "critically undercapitalized." Under regulations adopted by the federal banking agencies, a depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, adequately capitalized if it meets each such measure, undercapitalized if it fails to meet any such measure, significantly undercapitalized if it is significantly below any such measure and critically undercapitalized if, among other things, its tangible equity is not greater than 2% of total tangible assets. A depository institution may be deemed to be in a capitalization category lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating. FDICIA requires banking regulators to take increasingly strong corrective steps, based on the capital tier of any subject bank, to cause such bank to achieve and maintain capital adequacy. Even if a bank is adequately capitalized, however, the banking regulators are authorized to apply corrective measures if the bank is determined to be in an unsafe or unsound condition or engaging in an unsafe or unsound activity.

     Depending on the level of capital of an insured depository institution, the banking regulatory agencies' corrective powers can include: requiring a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to reduce total assets; requiring the institution to issue additional stock (including voting stock) or to be acquired; placing restrictions on transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election for the institution's board of directors; requiring that certain senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; prohibiting the institution's parent bank holding company from making capital distributions without prior regulatory approval; and, ultimately, appointing a conservator or receiver for the institution.

     If the insured depository institution is undercapitalized, the parent bank holding company is required to guarantee that the institution will comply with any capital restoration plan submitted to, and approved by, the appropriate federal banking agency in an amount equal to the lesser of (i) 5% of the institution's total assets at the time the institution became undercapitalized or (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution failed to comply with the capital restoration plan. If such parent bank holding company guarantee is not obtained, the capital restoration plan may not be accepted by the banking regulators. As a result, such institution would be subject to the more severe restrictions imposed on significantly undercapitalized institutions. Further, the failure of such a depository institution to submit an acceptable capital plan is grounds for the appointment of a conservator or receiver.

     FDICIA also contains a number of other provisions affecting depository institutions, including additional reporting and independent auditing requirements, the establishment of safety and soundness standards, the changing of FDIC insurance premiums from flat amounts to the system of risk-based assessments described below under "Deposit Insurance Assessments", a review of accounting standards, and supplemental disclosures and limits on the ability of all but well capitalized depository institutions to acquire brokered deposits. The Riegle Community Development and Regulatory Improvement Act of 1994, however, among other things, contains a number of specific provisions easing the regulatory burden on banks and bank holding companies, including some imposed by FDICIA, and making the bank regulatory system more efficient. Federal banking regulators are taking actions to implement these provisions.

DEPOSIT INSURANCE ASSESSMENTS

     The deposits of each of BANC ONE's affiliate banks are insured up to regulatory limits by the FDIC and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund ("BIF") and Savings Association Insurance Fund ("SAIF") administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on (a) the bank's capitalization and (b) supervisory evaluations provided to the FDIC by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC.

     Until June 1, 1995, there was an eight basis point spread between the highest and lowest assessment rates, with banks classified in the highest capital and supervisory evaluation categories by the FDIC being subject to a rate of $0.23 per $100 of deposits and banks classified in the lowest capital and supervisory evaluation categories being subject to a rate of $0.31 per $100 of deposits. These assessment rates reflected, in substantial part, the amount the FDIC had determined necessary to increase the reserve ratio of the BIF to 1.25% of total insured bank deposits. Under FDICIA, the FDIC was required to set deposit insurance premium rates at a level sufficient to achieve that ratio by 2006.

     On August 8, 1995, having determined that the BIF had attained the required 1.25% reserve ratio during May 1995, the FDIC amended its regulations to adopt a new assessment rate schedule for BIF deposits, effective retroactively on June 1, 1995. This new schedule established a 27 basis point spread between the highest and the lowest assessment rates, with banks classified in the highest capital and supervisory evaluation categories being subject to an annual assessment rate of $0.04 per $100 of deposits and banks classified in the lowest capital and supervisory categories being subject to an annual assessment rate of $0.31 per $100 of deposits.

     The new regulations also authorized the FDIC to increase or reduce annual assessment rates by up to 5 basis points from those set forth in the new assessment rate schedule, without formal rulemaking, based on the amount of assessment revenue necessary to maintain the required 1.25% reserve ratio and the assessment schedule that would generate that amount of assessment revenue considering the risk profile of BIF members. On December 11, 1995, based on these factors, the FDIC made such an adjustment, reducing assessment rates by 4 basis points for the semiannual assessment period beginning January 1, 1996. For this six-month period, the annual assessment rate thus will range from $0.00 per $100 of deposits for banks classified in the highest capital and supervisory evaluation categories to $0.27 per $100 of deposits for banks classified in the lowest capital and supervisory evaluation categories. There can be no assurance, however, that this adjustment will continue in effect for subsequent assessment periods, or that the FDIC will not make further adjustments, up or down, in assessment rates.

     Because the SAIF, which insures savings institution deposits, has not yet reached the required 1.25% reserve ratio, and is not projected to do so for several years, SAIF deposit insurance premium rates have not been lowered, and will continue to range from $0.23 per $100 of deposits for savings institutions in the highest capital and supervisory evaluation categories to $0.31 per $100 of deposits for savings institutions in the lowest capital and supervisory evaluation categories. However, Congress is considering proposals to recapitalize the SAIF and/or merge the SAIF with the BIF. It is uncertain whether or when such proposals might be adopted, or what impact they might have on the BIF or on FDIC-insured institutions.

     Some BANC ONE affiliate banks hold deposits that were acquired from savings institutions and that, accordingly, are insured by SAIF. At September 30, 1995, BANC ONE's affiliate banks held $6.0 billion of such deposits. Deposit insurance premiums will be charged on these deposits at the higher SAIF rate.

DEPOSITOR PREFERENCE STATUTE

     Federal legislation has been enacted providing that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such institution, including federal funds and letters of credit, in the "liquidation or other resolution" of the institution by any receiver.

BROKERED DEPOSITS

     Under FDIC regulations, no FDIC-insured bank or savings institution can accept brokered deposits unless it (a) is well capitalized, or (b) is adequately capitalized and receives a waiver from the FDIC. In addition, these regulations prohibit any bank or savings institution that is not well capitalized from (a) paying an interest rate on deposits in excess of 75 basis points over certain prevailing market rates or (b) offering

"pass through" deposit insurance on certain employee benefit plan accounts unless it provides certain notice to affected depositors. At September 30, 1995, BANC ONE's affiliate banks had aggregate total brokered deposits of approximately $107 million.

INTERSTATE BANKING

     Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal"), subject to certain concentration limits, (a) bank holding companies such as BANC ONE are permitted, beginning September 29, 1995, to acquire banks and bank holding companies located in any state; (b) any bank that is a subsidiary of a bank holding company is permitted, again beginning September 29, 1995, to receive deposits, renew time deposits, close loans, service loans and receive loan payments as an agent for any other bank subsidiary of that holding company; and (c) banks are permitted, beginning June 1, 1997, to acquire branch offices outside their home states by merging with out-of-state banks, purchasing branches in other states, and establishing de novo branch offices in other states, provided that, in the case of any such purchase or opening of individual branches, the host state has adopted legislation "opting in" to those provisions of Riegle-Neal; and provided that, in the case of a merger with a bank located in another state, the host state has not adopted legislation "opting out" of that provision of Riegle-Neal. BANC ONE might use Riegle-Neal to acquire banks in additional states and to consolidate its bank subsidiaries under a smaller number of separate charters.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities will constitute either Senior Securities or Subordinated Securities. The Senior Securities will be issued under an Indenture (the "Senior Indenture") between BANC ONE and the trustee named in the applicable Prospectus Supplement as trustee (the "Senior Trustee"). The Subordinated Securities will be issued under an Indenture dated as of July 1, 1995 (the "Subordinated Indenture"), between BANC ONE and Citibank, N.A., as Trustee ("Citibank"). The Senior Indenture and the Subordinated Indenture are collectively referred to herein as the "Indentures". References to the "Trustee" shall mean the Senior Trustee or Citibank, as applicable. The statements under this caption are brief summaries of certain provisions contained in the Indentures, do not purport to be complete and are qualified in their entirety by reference to the applicable Indenture, copies of which are exhibits to the Registration Statement. Whenever defined terms are used but not defined herein, such terms shall have the meanings ascribed to them in the applicable Indenture, it being intended that such defined terms shall be incorporated herein by reference.

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of any Debt Securities and the extent, if any, to which such general provisions may apply to such Debt Securities will be described in the Prospectus Supplement relating to such Debt Securities.

     Neither of the Indentures limits the amount of Debt Securities which may be issued thereunder, and each Indenture provides that Debt Securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by BANC ONE and may be denominated in any currency or currency unit designated by BANC ONE. Neither the Indentures nor the Debt Securities will limit or otherwise restrict the amount of other indebtedness which may be incurred or the other securities which may be issued by BANC ONE or any of its subsidiaries.

     Debt Securities of a series may be issuable in registered form without coupons ("Registered Securities"), in bearer form with or without coupons attached ("Bearer Securities") or in the form of one or more global securities in registered or bearer form (each a "Global Security"). Bearer Securities, if any, will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions. Reference is made to the Prospectus Supplement for a description of the following terms, where applicable, of each series of Debt Securities in respect of which this Prospectus is being delivered: (1) the title of such Debt Securities; (2) the limit, if any, on the aggregate principal amount or aggregate initial public offering price of such Debt Securities; (3) the priority of payment of such Debt Securities; (4) the price or prices (which may be expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued; (5) the date or dates on which the principal of the Debt Securities will be payable; (6) the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any, or the method of determining the same;
(7) the date or dates from which such interest, if any, on the Debt Securities will accrue, the date or dates on which such interest, if any, will be payable, the date or dates on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates; (8) the extent to which any of the Debt Securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent global Debt Security will be paid; (9) each office or agency where, subject to the terms of the applicable Indenture, the Debt Securities may be presented for registration of transfer or exchange; (10) the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable; (11) the date or dates, if any, after which such Debt Securities may be redeemed or purchased in whole or in part, at the option of BANC ONE or mandatorily pursuant to any sinking, purchase or analogous fund or may be required to be purchased or redeemed at the option of the holder, and the redemption or repayment price or prices thereof; (12) the denomination or denominations in which such Debt Securities are authorized to be issued; (13) the currency, currencies or units (including ECU) based on or related to currencies for which the Debt Securities may be purchased and the currency, currencies or currency units (including ECU) in which the principal of, premium, if any, and any interest on such Debt Securities may be payable; (14) any index used to determine the amount of payments of principal of, premium, if any, and interest on the Debt Securities; (15) whether any of the Debt Securities are to be issuable as Bearer Securities and/or Registered Securities, and if issuable as Bearer Securities, any limitations on issuance of such Bearer Securities and any provisions regarding the transfer or exchange of such Bearer Securities (including exchange for registered Debt Securities of the same series); (16) the payment of any additional amounts with respect to the Debt Securities; (17) whether any of the Debt Securities will be issued as Original Issue Discount Securities (as defined below); (18) information with respect to book-entry procedures, if any; (19) any additional covenants or Events of Default not currently set forth in the applicable Indenture; and (20) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     If any of the Debt Securities are sold for one or more foreign currencies or foreign currency units or if the principal of, premium, if any, or interest on any series of Debt Securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating thereto. A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a foreign currency, will ordinarily be rendered only in U.S. dollars. New York statutory law provides that a court shall render a judgment or decree in the foreign currency of the underlying obligation and that the judgment or decree shall be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment or decree.

     Debt Securities may be issued as original issue discount Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) ("Original Issue Discount Securities"), to be sold at a substantial discount below the stated principal amount thereof due at the stated maturity of such Debt Securities. There may not be any periodic payments of interest on Original Issue Discount Securities as defined herein. In the event of an acceleration of the maturity of any Original Issue Discount Security, the amount payable to the holder of such Original Issue Discount Security upon such acceleration will be determined in accordance with the Prospectus Supplement, the terms of such security and the Indenture, but will be an amount less than the amount payable at the maturity of the principal of such Original Issue Discount Security. Federal income tax considerations with respect to Original Issue Discount Securities will be set forth in the Prospectus Supplement relating thereto.

REGISTRATION AND TRANSFER

     Unless otherwise indicated in the applicable Prospectus Supplement, Debt Securities will be issued only as Registered Securities. If Bearer Securities are issued, the United States Federal income tax consequences and other special considerations, procedures and limitations applicable to such Bearer Securities will be described in the Prospectus Supplement relating thereto.

     Debt Securities issued as Registered Securities will be without coupons. Debt Securities issued as Bearer Securities shall have interest coupons attached, unless issued as zero coupon securities.

     Registered Securities (other than a Global Security) may be presented for transfer (with the form of transfer endorsed thereon duly executed) or exchanged for other Debt Securities of the same series at the office of the Note Registrar specified according to the terms of the applicable Indenture. BANC ONE has agreed in each of the Indentures that, with respect to Registered Securities having The City of New York as a place of payment, BANC ONE will appoint a Note Registrar or Co-Note Registrar located in The City of New York for such transfer or exchange. Such transfer or exchange shall be made without service charge, but BANC ONE may require payment of any taxes or other governmental charges as described in the applicable Indenture. Provisions relating to the exchange of Bearer Securities for other Debt Securities of the same series (including, if applicable, Registered Securities) will be described in the applicable Prospectus Supplement. In no event, however, will Registered Securities be exchangeable for Bearer Securities.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities and certain limitations and restrictions relating to a series of Bearer Securities in the form of one or more Global Securities, will be described in the Prospectus Supplement relating to such series. BANC ONE anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the underwriters or agents with respect to such Debt Securities. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt

Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

     Payments of principal of, premium, if any, and interest, if any, on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither BANC ONE, the Trustee for such Debt Securities, any Paying Agent, nor the Note Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Subject to certain restrictions relating to Bearer Securities, BANC ONE expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Debt Securities will credit participants' accounts immediately with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. BANC ONE also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such participants. With respect to owners of beneficial interests in a temporary Global Security representing Bearer Securities, receipt by such beneficial owners of payments of principal, premium or interest in respect thereof will be subject to additional restrictions.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by BANC ONE within 90 days, BANC ONE will issue individual Debt Securities of such series in definitive form in exchange for the Global Security representing such series of Debt Securities. In addition, BANC ONE may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if BANC ONE so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to BANC ONE, the Trustee and the Depositary for such Global Security, receive Debt Securities of such series in definitive form in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as Registered Securities). Debt Securities of such series so issued in definitive form will be issued (a) as Registered Securities in denominations, unless otherwise specified by BANC ONE, of $1,000 and integral multiples thereof if the Debt Securities of such series are issuable as Registered Securities, (b) as Bearer Securities in the denomination, unless otherwise specified by BANC ONE, of $5,000 if the Debt Securities of such series are issuable as Bearer Securities or (c) as either Registered or Bearer Securities, if the Debt Securities of such series are issuable in either form. Certain restrictions may apply, however, on the issuance of a Bearer Security in definitive form in exchange for an interest in a Global Security.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of, premium, if any, and any interest on Registered Securities will be made at the office of such Paying Agent or Paying Agents as BANC ONE may designate from time to time, except that, at the option of BANC ONE, payment of any interest may be made (i) by check mailed to the address of the person entitled thereto as such address shall appear in the applicable Note Register or (ii) by wire transfer to an account maintained by the person entitled thereto as specified in the applicable Note Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such payment.

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of, premium, if any, and any interest on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as BANC ONE may designate from time to time, at the option of the Holder, by check or by transfer to an account maintained by the payee with a bank located outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities will be made only against surrender of the coupon relating to such Interest Payment Date. No payment with respect to any Bearer Security will be made at any office or agency of BANC ONE in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States.

CONSOLIDATION, MERGER OR SALE OF ASSETS

     Each Indenture provides that BANC ONE may, without the consent of the holders of any of the Debt Securities outstanding under the applicable Indenture, consolidate with, merge into or transfer its assets substantially as an entirety to any person, provided that (i) any such successor assumes BANC ONE's obligations on the applicable Debt Securities and under the applicable Indenture, (ii) after giving effect thereto, no Event of Default (as defined in the Senior Indenture) in the case of the Senior Securities, or Default (as defined in the Subordinated Indenture) in the case of the Subordinated Securities, shall have happened and be continuing and (iii) certain other conditions under the applicable Indenture are met. Accordingly, any such consolidation, merger or transfer of assets substantially as an entirety, which meets the conditions described above, would not create any Event of Default or Default which would entitle holders of the Debt Securities, or the Trustee on their behalf, to take any of the actions described below under "Senior Securities -- Events of Default, Waivers, etc." or "Subordinated
Securities -- Events of Default, Waivers, etc."

LEVERAGED AND OTHER TRANSACTIONS

     Each Indenture and the Debt Securities do not contain, among other things, provisions which would afford holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving BANC ONE which could adversely affect the holders of Debt Securities.

MODIFICATION OF THE INDENTURE; WAIVER OF COVENANTS

     Each Indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each affected series, modifications and alterations of such Indenture may be made which affect the rights of the holders of such Debt Securities; provided, however, that no such modification or alteration may be made without the consent of the holder of each Debt Security so affected which would, among other things,
(i) change the maturity of the principal of, or of any installment of interest (or premium, if any) on, any Debt Security issued pursuant to such Indenture, or reduce the principal amount thereof or any premium thereon, or change the method of calculation of interest or the currency of payment of principal or interest (or premium, if any) on, or reduce the minimum rate of interest thereon, or impair the right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof; or (ii) reduce the above-stated percentage in principal amount of outstanding Debt Securities required to modify or alter such Indenture.

                               SENIOR SECURITIES

     The Senior Securities will be direct, unsecured obligations of BANC ONE and will rank pari passu with all outstanding unsecured senior indebtedness of BANC ONE.

EVENTS OF DEFAULT, WAIVERS, ETC.

     An Event of Default with respect to Senior Securities of any series is defined in the Senior Indenture as (i) default in the payment of principal of or premium, if any, on any of the Senior Securities of that series outstanding under the Senior Indenture when due; (ii) default in the payment of interest on any of the Senior Securities of that series outstanding under the Senior Indenture when due and continuance of such default for 30 days; (iii) default in the performance of any other covenant of BANC ONE in the Senior Indenture with respect to Senior Securities of such series and continuance of such default for 90 days after written notice; (iv) certain events of bankruptcy, insolvency or reorganization of BANC ONE and (v) any other event that may be specified in a Prospectus Supplement with respect to any series of Senior Securities.

     If an Event of Default with respect to any series of Senior Securities for which there are Senior Securities outstanding under the Senior Indenture occurs and is continuing, either the applicable Trustee or the holders of not less than 25% in aggregate principal amount of the Senior Securities of such series outstanding may declare the principal amount (or if such Senior Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Senior Securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the Senior Securities of any series outstanding under the Senior Indenture may waive an Event of Default resulting in acceleration of such Senior Securities, but only if all Events of Default with respect to Senior Securities of such series have been remedied and all payments due (other than those due as a result of acceleration) have been made. If an Event of Default occurs and is continuing, the applicable Trustee may, in its discretion, and at the written request of holders of not less than a majority in aggregate principal amount of the Senior Securities of any series outstanding under the Senior Indenture and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the Senior Indenture shall, proceed to protect the rights of the holders of all the Senior Securities of such series. Prior to acceleration of maturity of the Senior Securities of any series outstanding under the Senior Indenture, the holders of a majority in aggregate principal amount of such Senior Securities may waive any past default under the Senior Indenture except a default in the payment of principal of, premium, if any, or interest on the Senior Securities of such series.

     The Senior Indenture provides that upon the occurrence of an Event of Default specified in clauses (i) or (ii) of the first paragraph under "-- Events of Defaults, Waivers, etc.", BANC ONE will, upon demand of the applicable Trustee, pay to it, for the benefit of the holder of any such Senior Security, the whole amount then due and payable on such Senior Securities for principal, premium, if any, and interest. The Senior Indenture further provides that if BANC ONE fails to pay such amount forthwith upon such demand, such Trustee may, among other things, institute a judicial proceeding for the collection thereof.

     The Senior Indenture also provides that notwithstanding any other provision of the Senior Indenture, the holder of any Senior Security of any series shall have the right to institute suit for the enforcement of any payment of principal of, premium, if any, and interest on such Senior Securities when due and that such right shall not be impaired without the consent of such holder.

     BANC ONE is required to file annually with the Trustee a written statement of officers as to the existence or non-existence of defaults under the Senior Indenture or the Senior Securities.

                            SUBORDINATED SECURITIES

     The Subordinated Securities will be direct, unsecured obligations of BANC ONE and will be subject to the subordination provisions described below.

SUBORDINATION

     It is the intent of BANC ONE that Subordinated Securities issued by BANC ONE be treated as capital for calculation of regulatory capital ratios. The Federal Reserve has issued interpretations of its capital regulations indicating, among other things, that subordinated debt of bank holding companies issued on or after September 4, 1992, is includable in capital for calculation of regulatory capital ratios only if the subordination of the debt meets certain criteria and if the debt may be accelerated only for bankruptcy, insolvency and similar matters (the "Subordination Interpretations"). Accordingly, the Subordinated Indenture contains subordination and acceleration provisions for the Subordinated Securities which are intended to be consistent with the Subordination Interpretations. Subordinated debt of BANC ONE issued after September 4, 1992, which meets the Subordination Interpretations are referred to herein as "New Subordinated Securities". Unless otherwise specified in the Prospectus Supplement relating to a particular series of Subordinated Securities offered thereby, Subordinated Securities offered pursuant to this Prospectus will constitute New Subordinated Securities. See "Events of Default, Defaults, Waivers, etc." below.

     Upon any distribution of assets of BANC ONE upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, premium, if any, and interest on the Subordinated Securities is to be subordinated in right of payment, to the extent provided in the Subordinated Indenture, to the prior payment in full of all Senior Indebtedness. In certain events of bankruptcy or insolvency, the payment of the principal of and interest on the Subordinated Securities (and other New Subordinated Securities) will, to the extent provided in the Subordinated Indenture, also be effectively subordinated in right of payment to the prior payment in full of all General Obligations (as defined below).

     Upon any distribution of assets of BANC ONE upon any dissolution, winding up, liquidation or reorganization, the holders of Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due before the holders of the Subordinated Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the Subordinated Securities. If upon any such payment or distribution of assets there remain, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, any amounts of cash, property or securities available for payment or distribution in respect of the New Subordinated Securities ("Excess Proceeds") and if, at such time, any creditors in respect of General Obligations have not received payment in full of all amounts due or to become due on or in respect of such General Obligations, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of such General Obligations before any payment or distribution may be made in respect of the New Subordinated Securities.

     In addition, no payment may be made of the principal of, premium, if any, or interest on the Subordinated Securities, or in respect of any redemption, retirement, purchase or other acquisition of any of the Subordinated Securities, at any time when (i) there is a default in the payment of the principal of, premium, if any, interest on or otherwise in respect of any Senior Indebtedness or (ii) any event of default with respect to any Senior Indebtedness has occurred and is continuing, or would occur as a result of such payment on the Subordinated Securities or any redemption, retirement, purchase or other acquisition of any of the Subordinated Securities, permitting the holders of such Senior Indebtedness to accelerate the maturity thereof. Except as described above, the obligation of BANC ONE to make payment of the principal of, premium, if any, or interest on the Subordinated Securities will not be affected.

     By reason of such subordination in favor of the holders of Senior Indebtedness, in the event of a distribution of assets upon any dissolution, winding up, liquidation or reorganization, certain creditors of BANC ONE who are not holders of Senior Indebtedness or of the Subordinated Securities may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than holders of the Subordinated Securities. By reason of the obligation of the holders of New Subordinated Securities to pay over any Excess Proceeds to creditors in respect of General Obligations, in the event of a distribution of assets upon any dissolution, winding up, liquidation or reorganization, holders of Old Subordinated Securities (as defined herein) may recover less, ratably, than creditors in respect of General Obligations and may recover more, ratably, than the holders of New Subordinated Securities.

     Subject to payment in full of all Senior Indebtedness, the holders of Subordinated Securities will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of cash, property or securities of BANC ONE applicable to Senior Indebtedness. Subject to payment in full of all General Obligations, the holders of the New Subordinated Securities will be subrogated to the rights of the creditors in respect of General Obligations to receive payments or distributions of cash, property or securities of BANC ONE applicable to such creditors in respect of General Obligations.

     Senior Indebtedness is defined in the Subordinated Indenture as the principal of, premium, if any, and interest on (i) all of BANC ONE's indebtedness for money borrowed, other than the subordinated securities issued under the Subordinated Indenture, BANC ONE's 7.25% Subordinated Notes Due August 1, 2002 (the "August 2002 Notes"), BANC ONE's 8.74% Subordinated Notes Due September 15, 2003 (the "September 2003 Notes"), BANC ONE's 9.875% Subordinated Notes Due March 1, 2009 (the "March 2009 Notes"), and BANC ONE's 10.00% Subordinated Notes Due August 15, 2010 (the "August 2010 Notes", and, together with the August 2002 Notes, the September 2003 Notes and the March 2009 Notes, the "Existing Subordinated Indebtedness"), whether outstanding on the date of execution of the Subordinated Indenture or thereafter created, assumed or incurred, except such indebtedness as is by its terms expressly stated to be not superior in right of payment to the subordinated securities issued under the Subordinated Indenture or the Existing Subordinated Indebtedness or to rank pari passu with the subordinated securities issued under the Subordinated Indenture or the Existing Subordinated Indebtedness; and (ii) any deferrals, renewals or extensions of any such Senior Indebtedness. The term "indebtedness for money borrowed" as used in the prior sentence includes, without limitation, any obligation of, or any obligation guaranteed by, BANC ONE for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets. There is no limitation on the issuance of additional Senior Indebtedness of BANC ONE.

     The Existing Subordinated Indebtedness all constitute Old Subordinated Securities. The Subordinated Securities rank and will rank pari passu with the Existing Subordinated Indebtedness, subject to the obligations of the holders of Subordinated Securities (and holders of other New Subordinated Securities) to pay over any Excess Proceeds to creditors in respect of General Obligations. Thus, in the event of a distribution of assets of BANC ONE upon any dissolution, winding up, liquidation or reorganization, the holders of the New Subordinated Securities (including holders of the Subordinated Securities offered hereby) may receive less, ratably, than holders of Old Subordinated Securities.

     Unless otherwise specified in the Prospectus Supplement relating to a particular series of Subordinated Securities offered thereby, "General Obligations" means all obligations of BANC ONE to make payment on account of claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements, other than (i) obligations on account of Senior Indebtedness, (ii) obligations on account of indebtedness for money borrowed ranking pari passu with or subordinate to the Subordinated Securities and (iii) obligations which by their terms are expressly stated not to be superior in right of payment to the Subordinated Securities or to rank on parity with the Subordinated Securities; provided, however, that notwithstanding the foregoing, in the event that any rule, guideline or interpretation promulgated or issued by the Federal Reserve (or other competent regulatory agency or authority), as from time to time in effect, establishes or specifies criteria for the inclusion in regulatory capital of subordinated debt of a bank holding company requiring that such subordinated debt be subordinated to obligations to creditors in addition to those set forth above, then the term "General Obligations" shall also include such additional obligations to creditors, as from time to time in effect pursuant to such rules, guidelines or interpretations. For purposes of this definition, "claim" shall have the meaning assigned thereto in Section 101(4) of the Bankruptcy Code of 1978, as amended to the date of the Subordinated Indenture.

LIMITED RIGHTS OF ACCELERATION

     Unless otherwise specified in the Prospectus Supplement relating to any series of Subordinated Securities, payment of principal of the Subordinated Securities may be accelerated only in case of the bankruptcy, insolvency or reorganization of BANC ONE. There is no right of acceleration in the case of a default in the payment of principal of, premium, if any, or interest on the Subordinated Securities or the performance of any other covenant of BANC ONE in the Subordinated Indenture. Payment of principal of the Old Subordinated Securities may be accelerated in the case of the bankruptcy, insolvency or reorganization of BANC ONE.

EVENTS OF DEFAULT, DEFAULTS, WAIVERS, ETC.

     An Event of Default with respect to Subordinated Securities of any series is defined in the Subordinated Indenture as certain events involving the bankruptcy, insolvency or reorganization of BANC ONE and any other Event of Default provided with respect to Subordinated Securities of that series. A Default with respect to Subordinated Securities of any series is defined in the Subordinated Indenture as (i) an Event of Default with respect to such series,
(ii) default in the payment of the principal of or premium, if any, on any Subordinated Security of such series when due, (iii) default in the payment of interest upon any Subordinated Security of such series when due and the continuance of such default for a period of 30 days, (iv) default in the performance of any other covenant or agreement of BANC ONE in the Subordinated Indenture with respect to Subordinated Securities of such series and continuance of such default for 90 days after written notice or (v) any other Default provided with respect to Subordinated Securities of any series. If an Event of Default with respect to any series of Subordinated Securities for which there are Subordinated Securities outstanding under the Subordinated Indenture occurs and is continuing, either the applicable Trustee or the holders of not less than 25% in aggregate principal amount of the Subordinated Securities of such series may declare the principal amount (or if such Subordinated Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Subordinated Securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the Subordinated Securities of any series outstanding under the Subordinated Indenture may waive an Event of Default resulting in acceleration of such Subordinated Securities, but only if all Defaults have been remedied and all payments due (other than those due as a result of acceleration) have been made. If a Default occurs and is continuing, the Trustee may in its discretion, and at the written request of holders of not less than a majority in aggregate principal amount of the Subordinated Securities of any series outstanding under the Subordinated Indenture and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the Subordinated Indenture shall, proceed to protect the rights of the holders of all the Subordinated Securities of such series. Prior to acceleration of maturity of the Subordinated Securities of any series outstanding under the Subordinated Indenture, the holders of a majority in aggregate principal amount of such Subordinated Securities may waive any past default under the Subordinated Indenture except a default in the payment of principal of, premium, if any, or interest on the Subordinated Securities of such series.

     The Subordinated Indenture provides that in the event of a Default specified in clauses (ii) or (iii) of the immediately preceding paragraph in payment of principal of, premium, if any, or interest on any Subordinated Security of any series, BANC ONE will, upon demand of the applicable Trustee, pay to it, for the benefit of the holder of any such Subordinated Security, the whole amount then due and payable on such Subordinated Security for principal, premium, if any, and interest. The Subordinated Indenture further provides that if BANC ONE fails to pay such amount forthwith upon such demand, the applicable Trustee may, among other things, institute a judicial proceeding for the collection thereof.

     The Subordinated Indenture also provides that notwithstanding any other provision of the Subordinated Indenture, the holder of any Subordinated Security of any series shall have the right to institute suit for the enforcement of any payment of principal of, premium, if any, and interest on such Subordinated Security on the respective Stated Maturities (as defined in the Subordinated Indenture) expressed in such Subordinated Security and that such right shall not be impaired without the consent of such holder.

     BANC ONE is required to file annually with the Trustee a written statement of officers as to the existence or non-existence of defaults under the Subordinated Indenture or the Subordinated Securities.

REGARDING CITIBANK

     Citibank is the Trustee under the Subordinated Indenture. Citibank also serves as trustee under the indentures with BANC ONE relating to the August 2002 Notes, the September 2003 Notes and the August 2010 Notes. Citibank provides a $100,000,000 line of credit which partially supports BANC ONE's commercial paper program. In addition, BANC ONE maintains other banking relationships with Citibank.

                              PLAN OF DISTRIBUTION

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Debt Securities offered therein.

     BANC ONE may sell Debt Securities directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. Each Prospectus Supplement will set forth the terms of the Debt Securities to which such Prospectus Supplement relates, including the name or names of any underwriters or agents with whom BANC ONE has entered into arrangements with respect to the sale of such Debt Securities, the public offering or purchase price of such Debt Securities and the net proceeds to BANC ONE from such sale, any underwriting discounts and other items constituting underwriters' compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchange or exchanges, if any, on which such Debt Securities will be listed. Dealer trading may take place in certain of the Debt Securities, including Debt Securities not listed on any securities exchange.

     Securities may be purchased to be reoffered to the public through underwriting syndicates led by one or more managing underwriters, or through one or more underwriters acting alone. The underwriter or underwriters with respect to each underwritten offering of Debt Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of the underwriters to purchase the Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to a sale of Debt Securities will be obligated to purchase all of its Debt Securities if any are purchased. Any initial public offering price and any discounts or concession allowed or reallowed or paid to dealers may be changed from time to time.

     Debt Securities may be offered and sold by BANC ONE through agents designated by BANC ONE from time to time. Any agent involved in the offer and sale of any Debt Securities will be named, and any commissions payable by BANC ONE to such agent will be set forth, in the Prospectus Supplement relating to such offering. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     Offers to purchase Debt Securities may be solicited directly by BANC ONE and sales thereof may be made by BANC ONE directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto. BANC ONE may also issue contracts under which the counterparty may be required to purchase Debt Securities. Such contracts would be issued with Debt Securities in amounts, at prices and on terms to be set in a Prospectus Supplement.

     The anticipated place and time of delivery of Debt Securities will be set forth in the applicable Prospectus Supplement.

     If so indicated in the applicable Prospectus Supplement, BANC ONE will authorize underwriters or agents to solicit offers by certain institutions to purchase Debt Securities from BANC ONE pursuant to delayed delivery contracts providing for payment and delivery at a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by BANC ONE. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (ii) if the Debt Securities are also being sold to underwriters acting as principals for their own account, the underwriters shall have purchased such Debt Securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

     Any underwriter or agent participating in the distribution of the Debt Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Debt Securities so offered and sold and any discounts or commissions received by them from BANC ONE and any profit realized by them on the sale or resale of the Debt Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

     Underwriters and agents may be entitled, under agreements entered into with BANC ONE, to indemnification by BANC ONE against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Certain of any such underwriters and agents including their associates, may be customers of, engage in transactions with and perform services for, BANC ONE and its subsidiaries in the ordinary course of business.

                                 LEGAL OPINIONS

     Certain legal matters relating to the Debt Securities offered hereby will be passed upon for BANC ONE by Steven Alan Bennett, General Counsel of BANC ONE, and for any underwriters, selling agents and certain other purchasers by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019. Mr. Bennett owns a number of shares of BANC ONE common stock and holds options to purchase additional shares of BANC ONE common stock. Cravath, Swaine & Moore performs legal services for BANC ONE from time to time.

                                    EXPERTS

     The consolidated financial statements of BANC ONE and its subsidiaries, included in the Annual Report on Form 10-K of BANC ONE for the fiscal year ended December 31, 1994 have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report dated February 21, 1995 accompanying such financial statements, and are incorporated herein by reference in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.

     Any financial statements and schedules hereafter incorporated by reference in the registration statement of which this prospectus is a part that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

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

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  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANC ONE OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BANC ONE SINCE SUCH DATE.

            -----------------

            TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Recent Developments...................  S-2
Capitalization........................  S-3
Selected Consolidated Financial
  Data................................  S-4
Ratio of Earnings to Fixed Charges....  S-5
Use of Proceeds.......................  S-5
Description of the Debentures.........  S-6
Underwriting..........................  S-8
Experts...............................  S-9
Notice to Canadian Residents..........  S-9
                 PROSPECTUS
Available Information.................    3
Incorporation of Certain Documents by
  Reference...........................    3
Banc One Corporation..................    4
Ratio of Earnings to Fixed Charges....    5
Use of Proceeds.......................    5
Regulatory Matters....................    5
Description of Debt Securities........   10
Senior Securities.....................   15
Subordinated Securities...............   16
Plan of Distribution..................   19
Legal Opinions........................   20
Experts...............................   20

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                                     [LOGO]

                                    BANC ONE
                                  CORPORATION

                                  $500,000,000
                         7 5/8% Subordinated Debentures
                                    due 2026
                             PROSPECTUS SUPPLEMENT
                                CS First Boston

                                Lehman Brothers

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